

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

<u>Via E-mail</u>
Mr. Daniel Martinez,
President, Chief Executive Officer and Director
Midwest Oil and Gas Inc.
400 West Sycamore Street
Independence, Kansas 67301

> **Re: Midwest Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2014**
> **Filed May 29, 2014**
> **Form 10-K for the Fiscal Year ended January 31, 2015**
> **Filed May 28, 2015**
> **File No. 000-54666**

Dear Mr. Martinez:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief